EXHIBIT 99.1

Ongoing Exploration Success Continues to Underpin Project Pipeline for Growth and Longevity; Strong October Production Exemplifies Operational Excellence and Positions the Company Well to Meet Annual Guidance

Download a PDF of detailed drill hole results for Canadian Malartic
Download a PDF of detailed drill hole results for Wasamac
Download a PDF of detailed drill hole results for Jacobina
Download a PDF of detailed drill hole results for El Peñón
Download a PDF of detailed drill hole results for Minera Florida
Download a PDF of detailed drill hole results for Cerro Moro

TORONTO, Nov. 10, 2022 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:AUY) (“Yamana” or the "Company”) is pleased to announce new exploration drilling results across its asset portfolio, underscoring its strategic outlook and efforts to meaningfully extend and expand its sustainable production platform. Exploration results at Canadian Malartic, Wasamac and Jacobina support strong organic growth in mineral reserves, mineral resources and production through successful brownfield exploration programs. Further success at El Peñón, Minera Florida and Cerro Moro is expected to significantly replace or reduce depletion due to mining, extending mine life, increasing sustainable production and enhancing asset value.

The Company is also pleased to report that the strong operational performance seen throughout the nine month period ended September 30 continued in the month of October. This overwhelmingly strong production performance significantly exceeded plan and positions the Company for a strong finish to the year, well within guidance expectations. The Company produced 88,739 gold equivalent ounces ("GEO")(1) in October, with gold production near a monthly high of the year at 79,472 ounces and silver production near a monthly high of the year at 796,573 ounces. With both gold and silver production coming in well ahead of plan, GEO(1) production in October was the second strongest monthly production so far this year. The standout GEO(1) production also notably reflects a gold-to-silver ratio which is near an all-time high and significantly above that assumed in guidance. The results reflect continued operational strength at all of the Company’s operations with standout performances at Canadian Malartic with 30,943 GEO(1) (50% attributable basis), El Peñón with 19,249 GEO(1) and Cerro Moro with 14,644 GEO(1).

(All amounts are expressed in United States Dollars unless otherwise indicated.)
(See notes at end of this news release)

Notable exploration highlights include:

  Significant progress on the conversion of inferred mineral resources to indicated mineral resources at East Gouldie and Odyssey South with infill drilling continuing to meet or exceed the grade and width of the reported inferred mineral resource. Updating of the mineral resource model with the new drill holes has commenced and is expected to result in the conversion of a significant portion of the inferred mineral resource declared in 2021 to indicated mineral resources by the end of 2022. Exploration drilling at the East Gouldie zone of the Odyssey mine also continues to grow the mineralized footprint with new intercepts to the west of the known resource envelope highlighting the generational nature of the deposit.
  Wasamac's mineral reserves and mineral resources have grown significantly, with gold mineral reserves increasing by 14%. Wider than expected intervals in some core zones, significant infill drilling as well as the delineation of new mineralized zones have contributed to an updated resource model at Wasamac, with increases in probable mineral reserves, indicated mineral resources and inferred mineral resources. The updated resource model supports an expanded gold production scenario at 9,000 tonnes per day (“tpd”) which contemplates an early ramp-up to 200,000 ounces in 2027 and up to 250,000 ounces in 2028. The inferred mineral resource expansion and exploration programs are ongoing and further results are expected by year-end.
  Exceptional results are being produced by Jacobina's expanded drilling program. Strong mineral resource growth in the new and rapidly growing João Belo Sul zone as well as a pending maiden inferred mineral resource for part of the Morro do Vento Leste zone continue to highlight the long-term upside potential at Jacobina. The results are expected to continue the strong track record of mineral reserve and mineral resource growth at Jacobina which supports the recently completed Phase 2 expansion and the planned Phased 3 expansion which will allow for production of up to 270,000 ounces of gold per year.
  Solid exploration results at El Peñón, Minera Florida and Cerro Moro. Drill programs at El Peñón, Minera Florida and Cerro Moro designed to replace depletion due to mining and the solid exploration results reported in this release suggest that the sites are on track to meet this target for the year.

Canadian Malartic

Infill drilling of the East Gouldie and Odyssey South deposits continues to meet or exceed the grade and width of the reported inferred mineral resource. It is expected that a significant portion of the inferred mineral resources declared in 2021 will be converted by the end of 2022 into indicated mineral resources as a result of updating the mineral resource model with the new drill holes. These new indicated mineral resources will provide the basis for updated technical studies that will allow the definition of mineral reserves for the Odyssey underground project over the next few years. The Company expects the definition of mineral reserves for the Odyssey underground project to start at the end of 2022, supporting first gold production from Odyssey South in the first quarter of 2023.

Additionally, drilling continues to delineate the Odyssey internal zones, which were not previously considered in the 2021 preliminary economic assessment mine plan. The Odyssey team is in the process of optimizing the mine plan with these drilling results, which is expected to result in higher gold production during the construction period, further offsetting the initial capital cost and optimizing the cash flows profile starting in 2023.

As previously reported, exploration drilling of the East Gouldie Extension and parallel Titan zone indicate that a corridor of mineralization extends at least 1.3 kilometres to the east of East Gouldie and over an approximate 2,000 metre vertical extent. The Company believes that the underground development will support a significantly higher level of production than assumed in the current mine plan with more production that could come from further ramp development and from a possible second shaft at depth where mineralization remains open in all directions.

New drilling demonstrates that the East Gouldie deposit also extends significantly to the west of the resource envelope at economically favourable grades and widths. Overall, drilling indicates that the East Gouldie deposit extends more than 4 kilometres along strike, of which only approximately 1.5 kilometres is currently reported as mineral resources.

Year to date, 68,541 metres of infill drilling at East Gouldie have been completed with ten to twelve drill rigs. Infill drilling continues to convert as expected with predictable wide zones at expected grades. Highlights include: MEX 21-219ZB with 9.68 g/t of gold (9.65 g/t of gold cut to 20 g/t) over an estimated true width of 30.90 metres, MEX21-224WAZ with 4.57 g/t of gold over an estimated true width of 50.70 metres and MEX 22-235Z with 6.18 g/t of gold over an estimated true width of 31.00 metres.

Infill drilling on the Odyssey South zone totals 32,300 metres to date with significant mineralization observed in internal higher grade zones including the following highlights: UGOD 16-075 with 6.80 g/t of gold (5.69 g/t of gold cut to 20 g/t) over an estimated true width of 21.84 metres and UGOD 16-071 with 15.31 g/t of gold (11.29 g/t of gold cut to 20 g/t) over an estimated true width of 5.70 metres. See Figure 1 and Table 1 for additional drill results.

Exploration drilling on the East Gouldie corridor includes 12,405 metres of drilling year-to-date in 2022. Step out drilling west of the East Gouldie mineral resource has generated several positive new intercepts expanding the potential of the East Gouldie zone highlighted by hole MEX22-240 with 4.19 g/t of gold over an estimated true width of 12.80 metres at 1,331 metres depth in an area approximately 670 metres west of the current East Gouldie mineral resources.

Figure 1: East Gouldie and Odyssey Oblique View Looking Down to the North and Longitudinal Section (Looking North) (Inset) Showing Recent Drilling Highlights.

Table 1: Canadian Malartic, East Gouldie and Odyssey South Drilling Highlights, Select for Intervals Greater Than 50.0 Gram Metres Metal Factor (Gold g/t Uncapped Multiplied by Estimated True Width in Metres).

Drill hole	Zone	Type	From (m)	To (m)	Core Length (m)	Estimated True Width (m)	Gold Grade (g/t) (uncapped)	Gold Grade (g/t) (Capped at 20 g/t)	Depth of Midpoint below surface (m)
MEX21-201WZA	East Gouldie - North Zone	Infill	1638.50	1681.50	43.00	35.70	3.36		-1009
MEX21-203RWCZ	East Gouldie - North Zone	Infill	1643.00	1678.00	35.00	32.50	3.29		-1050
MEX21-203RWCZA	East Gouldie - North Zone	Infill	1661.50	1679.00	17.50	16.20	3.33		-1049
MEX21-219ZB	East Gouldie - South Zone	Infill	1807.50	1840.00	32.50	30.90	9.68	9.65	-1277
MEX21-219ZC	East Gouldie - South Zone	Infill	1801.50	1871.50	70.00	60.20	3.15		-1306
MEX21-219ZD	East Gouldie - South Zone	Infill	1867.00	1905.00	38.00	31.10	2.24		-1419
MEX21-221WZ	East Gouldie - North Zone	Infill	1659.50	1669.50	10.00	8.70	6.63		-1000
MEX21-221WZA	East Gouldie - South Zone	Infill	1670.50	1701.50	31.00	30.40	2.57	2.29	-1000
MEX21-224WAZ	East Gouldie - NS Unified Zone	Infill	1735.00	1788.50	53.50	50.70	4.57		-1227
MEX21-224WB	East Gouldie - NS Unified Zone	Infill	1738.60	1781.80	43.20	34.00	3.27		-1187
MEX21-224WCZ	N of East Gouldie - NS Unified Zone	Infill	1715.00	1726.30	11.30	9.65	6.19	3.66	-1265
			1733.50	1754.00	20.50	17.53	5.24		-1285
MEX21-225WCZ	East Gouldie - South Zone	Infill	1628.00	1675.00	47.00	35.10	3.69	3.44	-1207
MEX21-227W	East Gouldie - South Zone	Infill	1615.20	1658.15	42.95	35.20	4.54	4.45	-1199
MEX21-228WZ	East Gouldie - South Zone	Infill	1743.30	1783.50	40.20	36.60	5.25		-1536
MEX22-231ZA	East Gouldie - North Zone	Exploration	1662.00	1710.00	48.00	44.20	1.92		-1223
MEX22-233W	East Gouldie - North Zone	Infill	1490.95	1516.30	25.35	23.60	3.29		-813
MEX22-235	East Gouldie - South Zone	Infill	1741.00	1787.00	46.00	40.20	4.37		-1265
MEX22-235Z	East Gouldie - North Zone	Infill	1717.00	1733.50	16.50	15.20	3.36		-1189
	East Gouldie - South Zone	Infill	1744.00	1778.00	34.00	31.00	6.18		-1519
MEX22-236	East Gouldie - North Zone	Exploration	1468.50	1503.25	34.75	32.80	1.66		-868
MEX22-237	East Gouldie - North Zone	Infill	904.90	950.55	45.65	33.50	1.57		-545
MEX22-238	Odyssey South	Infill	372.30	404.00	31.70	9.41	5.32	4.90	-71
MEX22-240**	East Gouldie - North Zone	Exploration	1556.00	1570.20	14.20	12.80	4.19		-1021
MEX22-241	East Gouldie - South Zone	Infill	1672.00	1704.00	32.00	30.30	2.49		-1113
UGOD-016-058	Odyssey South	Conversion	263.00	293.90	30.90	30.64	1.90		-15
UGOD-016-069	Odyssey South	Conversion	263.50	276.50	13.00	12.55	4.08	3.71	-72
UGOD-016-071	Odyssey South	Conversion	274.65	280.60	5.95	5.70	15.31	11.29	-71
UGOD-016-072	Odyssey South	Conversion	267.05	290.50	23.45	23.14	2.87		-36
UGOD-016-073	Odyssey South	Conversion	264.50	279.50	15.00	14.85	3.96		-22
UGOD-016-074**	Odyssey South	Conversion	263.00	275.00	12.00	11.88	8.25	5.52	-32
UGOD-016-075**	Odyssey South	Conversion	262.05	285.10	23.05	21.84	6.80	5.69	-57
UGOD-016-083	Odyssey South	Conversion	289.45	316.85	27.40	27.15	2.65		-67
** Drillhole not surveyed yet, drill rig still on the set-up

Drilling through the remainder of 2022 and into 2023 will complete the mineral resource conversion of the core mineralized zone at East Gouldie, explore the up dip and western extensions of the known East Gouldie envelope and continue to convert mineral resources to indicated mineral resources at Odyssey South with infill drilling.

To date all results support the planned underground Odyssey project with significant upside in extensions of the East Gouldie zone across a very large mineralized panel and in extensions and within internal higher grade zones in the advancing Odyssey South project. Notably, the Company also recently received the requisite mining lease from the Quebec Ministry of Natural Resources and Forestry and the Certificate of Authorization to commence underground mining. As such, all required permits to commence gold production from the Odyssey mine have now been obtained.

Wasamac

Wasamac mineral reserves and mineral resources have increased across all categories and by a total of 19% since completion of the feasibility study in mid-2021. Mineral reserves have increased by 260,000 ounces or 14% (Table 3), while indicated mineral resources and inferred mineral resources have increased by 4% and 76% respectively (Table 4).

The growth in mineral reserves and mineral resources is the result of infill drilling, with 30,242 metres completed year-to-date, concluding the drill program for the year. Results are positive with both wider than expected mineralization in some sectors of the existing mineral reserves and the definition of several new mineralized zones in the hanging wall of the deposit (Table 2; Figure 2). These results have contributed to an updated resource model and stope designs, with the average horizontal stope width increasing from 12.6 metres in 2021 to 13.6 metres in 2022. As such, the additional mineral reserves are expected to be accessible at a lower unit cost, with an improved ratio of gold ounces per development metre.

The positive results support the expanded production plan at 9,000 tpd, with a gold production profile of 200,000 to 250,000 ounces per year compared to the LOM average of 169,000 ounces in the 2021 feasibility study, while maintaining a reserves life of nearly 10 years. With conversion of mineral resources and exploration potential, the Company is confident that mine life will extend at least 15 years. Additionally, 47 new infill drill holes within the indicated mineral resource envelope provides a high level of geological confidence, supporting the first three years of production.

The Wasamac deposit remains open at depth and along strike and the underexplored secondary zones such as Wildcat are showing promising drilling results. Follow up exploration drilling at Wildcat and Wildcat south totaling 4,266 metres has been completed in 2022. Additional exploration targets on the property, including the adjacent Francoeur, Arntfield, and Lac Fortune properties, provide further potential upside. Exploration drilling of potential mineral envelopes defined by historic drilling at Francoeur and Arntfield totaling 7,232 metres has been completed in 2022. Results are pending for the exploration drilling.

Figure 2: Wasamac Longitudinal Section Showing Recent Drilling Highlights and Planned Drilling.

Table 2: Wasamac Infill Drill Intercepts, Select for Intervals Greater than 10 Gram Metres Metal Factor (Gold g/t Uncapped Multiplied by Estimated True Width in Metres).

Drill hole	Zone	Including	From (m)	To (m)	Core Length (m)	Estimated True Width (m)	Gold grade (g/t) (Uncapped)
WS-21-561	Stockwork Hanging Wall - Zone #3		621.89	630.68	8.79	6.73	3.74
		Incl.	624.82	629.15	4.33	3.32	6.38
WS-22-569	Wasa Shear - Main Zone		631.83	649.90	18.07	9.03	1.64
WS-22-571	Stockwork Footwall Zone		590.65	595.65	5.00	4.33	3.22
WS-22-573	Footwall - Zone #2		637.70	645.50	7.80	6.75	1.94
WS-22-575	Wasa Shear - Zones #3 & 4		469.03	481.10	12.07	10.45	4.53
		Incl.	469.03	472.70	3.67	3.18	7.89
		Incl.	480.10	481.10	1.00	0.87	24.90
WS-22-579	Unclassified Hanging Wall Stockwork		444.50	470.10	25.60	16.46	2.85
WS-22-582	Wasa Shear - Main Zone		583.90	591.70	7.80	6.75	2.41
WS-22-586	Wasa Shear - Main Zone		659.00	682.61	23.61	19.34	1.76
WS-22-587	Stockwork Footwall Zone		648.00	663.00	15.00	12.99	3.00
	Footwall Zone 2		669.30	682.10	12.80	11.09	2.54
	Unclassified Footwall Zone		696.50	704.50	8.00	6.93	8.69 (8.37 @ 30 g/t cap)
WS-22-590	Stockwork Hanging Wall - Zone #3		622.00	635.50	13.50	10.34	1.51
WS-22-592	Wasa Shear - Main Zone		571.30	581.50	10.20	8.36	2.22
	Stockwork Footwall Zone		602.00	628.80	26.80	25.18	1.33
	Footwall - Zone #2		642.10	649.50	7.40	7.15	6.20
	Unclassified Footwall Vein		654.00	658.50	4.50	4.35	10.00
WS-22-594	Wasa Shear Main Zone #2		554.00	562.00	8.00	6.93	2.83
	Stockwork Footwall Zone		574.92	585.50	10.58	8.10	2.35
WS-22-595	Wasa Shear - Main Zone		627.55	630.95	3.40	2.94	3.52
WS-22-597	Wasa Shear - Main Zone		605.00	615.50	10.50	9.09	1.89
WS-22-600	Wasa Shear - Main Zone		609.05	617.75	8.70	7.88	4.71
WS-22-602	Wasa Shear - Main Zone		504.15	518.80	14.65	13.28	3.48
		Incl.	516.00	518.80	2.80	2.42	10.73
	Wasa Shear - Main Zone #2		543.00	547.90	4.90	4.24	6.11
		Incl.	546.00	547.90	1.90	1.65	13.07
WS-22-603	Wasa Shear - Main Zone		573.60	585.00	11.40	10.71	3.03
WS-22-605	Wasa Shear - Main Zone		585.10	593.30	8.20	7.92	1.98
	Wasa Shear - Main Zone #2		593.30	606.25	12.95	12.17	5.60
WS-22-607	Wasa Shear - Main Zone		658.10	661.10	3.00	2.72	3.89
WS-22-609	Wasa Shear - Main Zone		378.60	385.85	7.25	5.94	4.84
		Incl.	382.00	385.85	3.85	3.15	8.76
WS-22-611	Wasa Shear - Main Zone		425.20	430.80	5.60	4.59	2.91
WS-22-612	Main Zone #4		439.00	442.00	3.00	2.60	25.56 *10.06 (@ 30 g/t cap)
WS-22-613	Wasa Shear - Main Zone		870.16	877.90	7.74	6.70	2.54

Table 3: Wasamac Mineral Reserves Statement as of November 9, 2022

Category	Tonnes	Gold Grade	Contained Gold
	(000's)	(g/t)	oz. (000's)
Probable	26,835	2.51	2,170
  Mineral reserves have been estimated by Denis Gourde, P.Eng., a full-time employee of InnovExplo Inc., and a qualified persons as defined by NI 43-101. The estimate conforms to the CIM (2014) Standards and CIM (2019) Guidelines.
  Mineral Reserve estimate has an effective date of November 9, 2022
  Estimated at US$1,250/oz Au using an exchange rate of US$1.32:C$1.00, variable cut-off value from 1.52 g/t to 1.65 g/t Au.
  Mineral reserve tonnage and mined metal have been rounded to reflect the accuracy of the estimate and numbers may not add due to rounding.
  Mineral reserves consider average total mining dilution of 11% and average mining recovery of 93%.

Table 4: Wasamac Mineral Resource Statement as of November 9, 2022, exclusive of mineral reserves

Category	Tonnes	Gold Grade	Contained Gold
	(000's)	(g/t)	oz. (000's)
Indicated	6,034	1.75	339
Inferred	7,086	2.00	455
  Mineral resources have been estimated by Dominic Chartier, P.Geo., a full-time employee of Yamana Gold Inc., and a qualified person as defined by NI 43-101. The estimate conforms to the CIM (2014) Standards and the CIM (2019) Guidelines. Mineral resources were estimated using ordinary kriging informed by capped composites and constrained by three-dimensional mineralization wireframes. Classification was completed following a distance-based criteria determined by grade continuity observed from variography.
  Mineral resources are not mineral reserves and have not demonstrated economic viability.
  Underground mineral resources are estimated at a variable cut-off grade of 1.14 to 1.42 g/t Au, which corresponds to 75% of the mineral reserves cut-off grades. Mineral resources are reported fully diluted within conceptual mining shapes. Bulk densities ranging from 2.77 g/cm3 to 2.81 g/cm3 were used to convert volume to tonnage.
  All figures are rounded to reflect the relative accuracy of the estimate.

Jacobina

Exploration drilling at Jacobina ramped up significantly in 2022, supported by a budget of $15 million. Through the end of the third quarter, 38,900 metres of drilling had been completed. Conversion of inferred mineral resources to indicated mineral resources, supported by 23,600 metres of infill drilling, was completed at Morro do Vento and João Belo Sul as well as the north extension of João Belo with additional step out and exploration drilling at both zones. Morro do Vento and Morro do Vento Leste are both expected to contribute to new inferred mineral resources for year-end updates and modelling. João Belo Sul is expected to provide significant new indicated mineral resources and inferred mineral resources only two years after discovery of the zone and following definition of a maiden inferred mineral resource in 2021. This zone continues to exhibit large scale potential with exploration drilling now identifying potentially economic mineralization along 3.1 kilometres of strike length (Figure 3).

Recent drilling highlights from João Belo Sul include the following estimated true width intervals: 8.22 g/t of gold over 2.10 metres (hole JBS00012); 5.15 g/t of gold over 3.04 metres, including 10.04 g/t of gold over 1.38 metres and 6.75 g/t of gold over 2.30 metres, including 10.27 g/t of gold over 0.92 metres in drill hole JBS00013; 15.20 g/t of gold over 1.15 metres and 3.90 g/t of gold over 2.98 metres, including 6.81 g/t of gold over 1.56 metres in drill hole JBS00008; and 6.67 g/t of gold over 2.94 metres, including 18.16 g/t of gold over 0.93 metres and 3.26 g/t of gold over 3.95 metres in drill hole JBS00021. This new mineralized zone is expected to continue to demonstrate growth over the next decade of mining at Jacobina.

Figure 3: João Belo Sul and João Belo Mine Longitudinal Section, Looking West Highlighting Recent Exploration and Infill Drilling Results – LMPC Reef.

Morro do Vento Leste is a large mineralized zone which extends vertically from approximately 300 metres to 900 metres below surface in the eastern portion of the mine. This zone has seen limited infill drilling to date but the completion in 2022 of 3,280 metres in six drill holes will allow a portion of the mineralized area to be defined as inferred mineral resources for year end, the first step in providing the next generation of indicated mineral resources for a growing eastern mine complex. Drilling highlights from Morro do Vento Leste include estimated true width drill intervals 4.26 g/t of gold over 2.57 metres (drill hole MVE00004) and 4.35 g/t of gold over 3.19 metres, including 14.51 g/t of gold over 0.62 metres in hole MVE00006.

Exploration also continues to expand the mineralized trend to the north of Canavieiras with positive drill results reported from exploration at Viuva and Maricota. At Maricota, drill hole MRCEX00001A returned a positive result of 7.56 g/t of gold over an estimated true width of 2.37 metres at 417.5 metres down hole, confirming the down-plunge continuation of mineralization at surface, and opening up this target for further exploration down plunge as far as historic drill hole MVTEX22 (9.72 g/t of gold over 1.80 metres). (See Table 5 for additional drilling results).

Table 5: Jacobina New Infill and Exploration Drill Intercepts, Select for Intervals Greater than 2.5 g/t of Gold Over Estimated True Width Diluted Over 3.0 Metres.

Drill Hole	Zone	Reef	Hole Type	Including	From (m)	To (m)	Core Length (m)	Estimated True Width (m)	Gold (g/t)	Gold (g/t) Over Diluted Estimated True Width of 3.0 m
JBEX00082	João Belo Norte	LMPC	Infill		191.00	195.00	4.00	2.84	2.75	2.60
JBEX00086	João Belo Norte	LMPC	Infill		343.50	347.06	3.56	1.91	6.83	4.35
				Incl.	344.50	346.00	1.50	0.80	14.54	3.88
JBEX00092	João Belo Norte	LMPC	Infill		129.00	134.00	5.00	2.10	3.65	2.56
JBS00008	João Belo Sul	LVLPC	Infill		47.00	48.40	1.40	1.15	15.20	5.83
		LMPC	Infill		88.28	91.91	3.63	2.98	3.90	3.87
				Incl.	88.28	90.18	1.90	1.56	6.81	3.54
					279.03	281.50	2.47	2.07	4.43	3.06
JBS00010	João Belo Sul	LVLPC	Infill		45.00	47.50	2.50	1.93	4.45	2.86
JBS00012	João Belo Sul	LVLPC	Infill		40.81	43.00	2.19	2.10	8.22	5.75
JBS00013	João Belo Sul	LMPC	Infill		156.20	159.50	3.30	3.04	5.15	5.15
				Incl.	156.50	158.00	1.50	1.38	10.04	4.62
					161.50	164.00	2.50	2.30	6.75	5.18
				Incl.	162.50	163.50	1.00	0.92	10.27	3.15
					312.50	317.85	5.35	4.92	2.83	2.83
JBS00014	João Belo Sul	LVLPC	Infill		43.50	47.00	3.50	2.98	3.47	3.45
JBS00015	João Belo Sul	LMPC	Infill		249.53	251.50	1.97	1.75	4.45	2.60
					256.65	258.50	1.85	1.64	4.89	2.67
JBS00016	João Belo Sul	LMPC	Infill		244.75	246.90	2.15	1.28	6.53	2.79
JBS00018	João Belo Sul	LMPC	Infill		167.50	170.50	3.00	2.99	3.06	3.05
JBS00019	João Belo Sul	LMPC	Infill		142.50	146.50	4.00	3.32	4.63	4.63
				Incl.	145.00	146.00	1.00	0.83	14.65	4.05
					287.50	291.50	4.00	3.32	3.02	3.02
					292.00	295.00	3.00	2.49	3.52	2.92
JBS00021	João Belo Sul	LMPC	Exploration		259.00	264.50	5.50	2.80	3.11	2.90
					267.00	272.76	5.76	2.94	6.67	6.54
				Incl.	271.00	272.76	1.76	0.93	18.16	5.63
					427.50	435.00	7.50	3.95	3.26	3.26
				Incl.	427.50	430.00	2.50	1.27	6.56	2.78
JBS00023	João Belo Sul	LVLPC	Exploration		215.00	216.50	1.50	1.39	6.93	3.21
JBS00024	João Belo Sul	SPC	Infill		376.00	378.50	2.50	1.61	5.36	2.88
JBS00025	João Belo Sul	LMPC	Exploration		354.22	355.88	1.66	1.22	8.13	3.31
					373.13	385.00	11.87	8.74	3.10	3.10
				Incl.	376.50	379.50	3.00	2.21	5.22	3.85
JBS00026	João Belo Sul	LMPC	Exploration		379.00	383.00	4.00	2.78	2.93	2.72
MCZEX00007	Morro da Maricota	OFF_ R	District		111.63	112.50	0.87	0.80	24.53	6.54
MRCEX00001A	Morro da Maricota	FW	District		417.50	420.00	2.50	2.37	7.56	5.97
MVE00004	Morro do Vento Leste	MU	Exploration		613.80	624.50	10.70	2.57	4.26	3.65
MVE00005	Morro do Vento Leste	QTO_MU	Exploration		458.00	459.00	1.00	0.40	24.64	3.29
MVE00006	Morro do Vento Leste	LVLPC	Exploration		250.00	266.12	16.12	3.19	4.35	4.35
				Incl.	263.00	266.12	3.12	0.62	14.51	3.00
MVTEX00116	Morro do Vento	FW	Infill		315.00	319.50	4.50	1.89	4.36	2.75
MVTEX00119	Morro do Vento	MR	Infill		150.50	155.00	4.50	1.93	4.31	2.77
MVTEX00120	Morro do Vento	FW	Infill		260.00	262.50	2.50	1.46	6.05	2.94
MVTEX00122	Morro do Vento	MR	Infill		174.50	178.35	3.85	1.92	8.16	5.22
		MR	Infill		179.75	183.50	3.75	1.88	12.69	7.95
		FW	Infill		188.94	195.00	6.06	3.03	3.56	3.56
				Incl.	188.94	192.12	3.18	1.59	5.10	2.70
MVTEX00127	Morro do Vento	MR	Infill		91.28	93.54	2.26	0.95	10.39	3.29

The Company expects these drilling results to translate into another year of significant mineral reserve and mineral resource growth at year-end. Mineral reserves and mineral resources have grown by approximately 68% over the past five years, net of depletion, unlocking the ability of the underground mine to support the Phase 2 expansion to 230,000 ounces of gold per year, which was completed in the third quarter.

Exploration drilling resulted in maiden mineral resources at João Belo Sul in 2021 and is expected to result in maiden mineral resources at Morro do Vento Leste at the end of this year. These two new additional deposits are expected to not only extend mine life, but provide additional sectors to be mined in parallel with the existing underground mines, supplementing the existing mine production rate and facilitating further expansion phases. Both João Belo Sul and Morro do Vento Leste can be accessed from the existing mine with modest underground development and infrastructure requirements. The Company has now begun pursuing the Phase 3 expansion to 10,000 tpd through continued incremental debottlenecking. With the permit to 10,000 tpd already in hand, Phase 3 is expected to increase gold production to approximately 270,000 ounces per year. The Phase 4 expansion, of up to 15,000 tpd, would increase gold production in excess of 350,000 ounces per year.

El Peñón

El Peñón, located approximately 165 kilometres southeast of the city of Antofagasta in northern Chile, is a high-grade underground gold-silver mine. The operation has a strong track record of mineral reserve replacement, continually replacing ounces mined since entering production in 1999. El Peñón highlights Yamana’s ability to deliver value and organic growth by consistently replacing mineral reserves beyond depletion and increasing mine life. This record of exploration success continued in the second half of 2022 with continued success expanding multiple core mine structures.

Exploration at El Penon has focused on replacing mineral resources and mineral reserves due to mining depletion and mineral resource conversion drilling. Exploration and infill drilling totalling 59,359 metres was completed in 11 sectors of the core mine. Drilling continued to focus on sectors that were most productive in generating new mineral resources during 2021, following higher grade trends, extending mineralization to depth within the lower dacitic unit across shallowly dipping faults, and on parallel and secondary veins associated with known structures (e.g., Pampita, Martillo Flat Sur Este). Results are positive to date with good intercepts in the Pampa Campamento, Pampita, Martillo Flat, Ventura and Dorada veins which are expected to deliver new indicated mineral resources for year end.

Table 6: El Peñón New Infill & Exploration Drill Intercepts, Core Mine Area, Select for Intervals Greater than 3.5 g/t of Gold Over Diluted Mining Width of 1.2 Metres. Gold Equivalent Equals Au(g/t)+Ag(g/t)/75.

Drill Hole	Zone	Hole Type	From (m)	To (m)	Core Length (m)	Horizontal Width (m)	Estimated True Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)	Gold (g/t) Over Diluted Horizontal Width of 1.2 m
UID0349	Dorada FW Sigmoide	Infill	48.20	49.20	1.00	0.56	0.40	15.80	1139.4	29.04	7.36
UEP0035	Lazo Carmin	Explo	117.13	118.11	0.98	0.82	0.80	13.70	56.1	14.35	9.36
UEP0036	Lazo Carmin	Explo	96.40	99.85	3.45	2.80	2.78	5.40	193.0	7.64	5.40
UIM0057	Martillo Flat	Infill	55.00	56.00	1.00	0.78	0.40	7.42	338.3	11.36	4.82
SEM0014	Martillo Flat Sur Sur Este	Explo	201.00	202.00	1.00	0.89	0.83	9.80	192.0	12.03	7.27
SEM0016	Martillo Flat Sur Sur Este	Explo	167.00	168.00	1.00	0.69	0.64	7.30	357.0	11.45	4.20
UEM0025	Martillo Flat Sur Sur Este	Explo	162.45	163.90	1.45	0.82	0.79	39.90	2130.0	64.67	27.27
UIM0060	Martillo Flat Sur Sur Este	Infill	190.00	190.90	0.90	1.00	0.71	6.60	169.9	8.58	5.50
UIM0062	Martillo Flat Sur Sur Este	Infill	154.95	156.40	1.45	0.90	0.83	7.13	494.0	12.87	5.35
SEU0019	Paloma	Explo	552.20	553.05	0.85	0.67	0.62	8.21	11.2	8.34	4.58
SEP0016	Pampa Campamento	Explo	538.00	540.00	2.00	1.27	1.22	10.22	13.3	10.37	10.22
SIP0029	Pampa Campamento	Infill	473.65	476.50	2.85	1.40	1.30	5.02	54.5	5.65	5.02
SIP0030	Pampa Campamento	Infill	387.00	392.25	5.25	3.10	2.80	8.86	228.4	11.52	8.86
SIP0032	Pampa Campamento	Infill	614.50	616.50	2.00	1.10	1.05	4.27	140.7	5.91	3.91
SIP0035	Pampa Campamento	Infill	506.48	508.14	1.66	1.00	0.96	4.68	440.6	9.80	3.90
			533.32	534.63	1.31	0.70	0.68	17.60	599.3	24.57	10.27
SIP0036	Pampa Campamento	Infill	391.05	391.47	0.42	0.27	0.26	21.00	94.1	22.09	4.73
UEP0035	Pampa Campamento	Explo	522.63	524.64	2.01	1.32	1.30	20.02	830.2	29.67	20.02
UEP0041	Pampa Campamento	Explo	331.00	332.20	1.20	0.75	0.65	23.23	607.9	30.30	14.52
UIP0085	Pampa Campamento	Infill	348.70	349.70	1.00	0.84	0.82	13.60	345.4	17.62	9.52
UIP0101	Pampa Campamento	Infill	322.85	325.32	2.47	1.32	1.27	6.43	271.6	9.59	6.43
SIP0037	Pampa Campamento	Infill	546.55	548.00	1.45	1.02	1.02	5.54	62.2	6.27	4.69
UEP0038	Pampa Campamento	Explo	314.00	316.00	2.00	1.36	1.22	9.90	9.3	10.01	9.90
UEP0039	Pampa Campamento	Explo	261.78	264.14	2.36	2.10	2.10	17.21	185.2	19.36	17.21
UIP0082	Pampa Campamento	Infill	326.30	327.45	1.15	0.92	0.90	15.92	669.1	23.70	12.15
UIP0089	Pampa Campamento	Infill	279.90	281.73	1.83	1.52	1.52	17.40	388.1	21.91	17.40
UEP0042	Pampa Campamento Oeste	Explo	189.40	192.30	2.90	1.70	1.60	13.17	754.6	21.94	13.17
UIP0090	Pampa Campamento Oeste	Infill	65.15	66.74	1.59	1.10	1.00	18.30	244.7	21.14	16.78
UIP0093	Pampa Campamento Oeste	Infill	117.85	119.40	1.55	1.02	0.98	8.00	45.2	8.53	6.80
UIP0088	Pampita	Infill	110.60	112.50	1.90	1.70	1.60	15.40	13.2	15.55	15.40
UIP0090	Pampita	Infill	118.60	119.88	1.28	0.90	0.86	7.70	426.0	12.65	5.78
UIP0093	Pampita	Infill	147.00	148.00	1.00	0.73	0.67	7.20	5.0	7.26	4.38
UIP0102	Pampita	Infill	90.63	91.13	0.50	0.42	0.40	14.40	938.0	25.31	5.04
UER0139	Providencia	Explo	180.53	181.00	0.47	0.32	0.31	17.40	1481.0	34.62	4.64
UER0141	Providencia	Explo	195.80	196.20	0.40	0.29	0.28	40.90	1726.0	60.97	9.88
SET0012	Ventura Norte	Explo	610.00	614.00	4.00	2.36	2.36	14.69	29.4	15.03	14.69
SET0013	Ventura Norte	Explo	581.00	585.00	4.00	1.75	1.71	8.30	74.6	9.17	8.30
SET0015	Ventura Norte	Explo	600.00	601.00	1.00	0.55	0.55	8.17	65.7	8.93	3.74
SET0018	Ventura Norte	Explo	586.00	587.00	1.00	0.41	0.38	16.40	29.7	16.75	5.60
UET0075	Ventura Norte	Explo	189.58	192.10	2.52	1.60	1.50	3.79	186.5	5.96	3.79
UIT0110	Ventura Norte	Infill	185.70	187.50	1.80	0.98	0.40	25.91	297.5	29.37	21.16

After completing drilling at the Penon Sur discovery in the second quarter of 2022 and having recently developed a full three dimensional geological, geochemical and structural model, the Company will now focus on advancing underground drill access and generating priority targets available for drilling planned in 2023.

El Peñón, which achieved a fourth consecutive year of adding mineral reserves in excess of depletion with mineral reserves increasing 23% to 1.3 million GEO(1) over that period, represents another source of value creation for the Company as it continues to extend the mine life at a production rate of 220,000 to 230,000 GEO(1) per year. Daily throughput is now approximately 3,300 tpd versus the currently available plant capacity of up to 4,200 tpd, representing an opportunity to increase production as the operation endeavours to build its mineral inventory in wake of consistent exploration results.

Minera Florida

The 2022 exploration program at Minera Florida is focused on replacing depletion due to mining and on building a strong inventory of new inferred mineral resources that will open new mine sectors and provide a possible path to production expansion. Infill drilling year-to-date totaling 22,569 metres, utilizing four underground drill rigs and one surface diamond drill rig, was completed in several core mine areas and positive results were received from Aurora, Bandolera, Patagua W and elsewhere. At Aurora, high-grade mineralization remains open for expansion to depth. Drill highlights from the Aurora Vein include the following estimated true width intercepts: 12.07 g/t of gold, 54.6 g/t of silver and 0.13% of zinc over 2.87 metres (ALH3790); 19.79 g/t of gold, 53.9 g/t of silver and 0.15% of zinc over 1.70 metres (ALH3846); 7.71 g/t of gold, 32.7 g/t of silver and 1.78% of zinc over 2.35 metres (ALH3804).

Exploration drilling totalling 17,533 metres utilizing two underground drill rigs tested several target areas during the year, including Maqui Norte, Manda Norte, Maqui CII, Cantillana, Circular, Cucuracha, Lisette, Lisette Sur, Milenium, Satelite Manda, Diablita, Las Lauras, Maqui, Don Leopoldo, Peumo, Polvorin and VCN. High-grade intercepts were reported at Maqui Norte, where mineralization remains open for further expansion laterally to the north, and at Manda Norte, where mineralization remains open down dip, and where drilling results to date suggest grades may increase with depth.

Highlights from Maqui Norte include the following estimated true width intervals: 8.51 g/t of gold, 7.8 g/t of silver and 2.95% of zinc over 2.85 metres in drill hole ALH3793; and 6.22 g/t of gold with 3.2 g/t of silver over 1.79 metres in hole ALH3691. Highlights from Manda Norte, proximal to existing underground infrastructure, include the following estimated true width intercepts: 39.01 g/t of gold, 7.9 g/t of silver and 1.21% of zinc over 2.57 metres and 5.49 g/t of gold, 3.5 g/t of silver and 0.88% of zinc over 2.42 metres in drill hole ALH3664; 11.88 g/t of gold, 20.7 g/t of silver and 12.02% of zinc over 1.42 metres in hole ALH3799; 6.84 g/t of gold, 3.8 g/t of silver and 1.05% of zinc over 1.60 metres in drill hole ALH3668; 7.57 g/t of gold, 10.7 g/t of silver and 5.04% of zinc over 1.50 metres in hole ALH3817; and 8.93 g/t of gold and 4.5 g/t of silver over 1.14 metres in hole ALH3658. Results to date are positive with promising result for new potential indicated mineral resources and inferred mineral resources in both the core mine, the new Pataguas sector and along the Maqui fault structure.

Table 7: Minera Florida, New Infill & Exploration Drill Intercepts, Select for Intervals Greater than 5 g/t of Gold Over Diluted Mining Width of 1.2 Metres. Gold Equivalent Equals (Au + Ag/101.57 + Zn/1.68).

Drill Hole	Vein	Type	From (m)	To (m)	Core Length (m)	Horizontal Width (m)	Estimated True Width (m)	Gold (g/t)	Silver (g/t)	Zinc (%)	Gold Equivalent (g/t)	Gold (g/t) Over Diluted Horizontal Width of 1.2 m
ALH3462	Patagua N	Infill	102.53	105.00	2.47	1.86	1.84	31.44	15.4	1.98	32.35	31.44
ALH3470	Ricky	Exploration	52.30	54.65	2.35	1.39	1.35	17.31	7.2	0.03	17.39	17.31
ALH3480	Satélite Paco	Exploration	122.20	124.65	2.45	1.79	1.76	14.07	11.3	3.72	15.63	14.07
	VCN	Exploration	187.35	189.25	1.90	1.35	1.34	15.69	12.8	2.07	16.62	15.69
ALH3507	Maqui Mila	Exploration	256.70	262.40	5.70	3.74	3.62	10.05	25.5	0.09	10.31	10.05
ALH3519	Fantasma	Infill	169.90	172.15	2.25	1.57	1.55	7.13	11.1	1.98	8.01	7.13
ALH3520	Patagua N	Exploration	75.53	89.05	13.52	5.06	5.06	9.12	13.1	2.92	10.39	9.12
ALH3535	Fantasma	Infill	149.75	152.65	2.90	2.29	2.27	5.47	8.1	2.32	6.45	5.47
ALH3536	Bandolera 1	Infill	82.85	84.60	1.75	1.51	1.50	11.45	4.4	3.80	12.99	11.45
ALH3579	Lisette Inferior N_1	Exploration	103.90	106.95	3.05	1.75	1.73	7.00	6.4	2.38	7.99	7.00
ALH3599	Dominique	Infill	97.75	98.50	0.75	0.73	0.72	22.19	54.7	1.13	23.12	13.50
ALH3606	Don Leopoldo	Exploration	190.90	193.75	2.85	1.21	1.21	8.87	7.1	2.67	10.53	8.87
ALH3619	Dominique	Infill	94.25	94.85	0.60	0.41	0.40	24.41	19.3	1.79	25.28	8.34
ALH3628	Bandolera_1	Exploration	67.25	68.70	1.45	1.34	1.32	26.97	6.0	5.92	29.36	26.97
ALH3634	Satélite Don Leopoldo 2	Infill	137.30	141.10	3.80	1.98	1.94	6.50	6.3	0.88	6.90	6.50
ALH3639	Valeria	Exploration	190.30	192.30	2.00	1.78	1.76	7.09	20.5	0.85	7.80	7.09
ALH3643	Aurora	Exploration	151.55	153.27	1.72	1.39	1.38	12.35	28.2	0.04	12.65	12.35
ALH3652	Aurora	Exploration	159.95	162.50	2.60	2.41	2.41	7.17	19.4	0.03	7.38	7.17
ALH3658	Manda_1	Exploration	53.00	54.24	1.25	1.15	1.14	8.93	4.5	0.03	8.99	8.57
ALH3664	Manda_2	Exploration	47.85	50.65	2.80	2.44	2.42	5.49	3.5	0.88	6.04	5.49
	Manda_1	Exploration	54.27	56.98	2.71	2.58	2.57	39.01	7.9	1.21	39.81	39.01
ALH3668	Manda_1	Exploration	77.35	79.84	2.49	1.61	1.60	6.84	3.8	1.05	7.50	6.84
ALH3681	Polvorín W	Exploration	122.25	123.85	1.60	1.45	1.44	19.00	60.6	7.39	24.00	19.00
ALH3687	Valeria	Exploration	195.25	195.75	0.50	0.42	0.42	36.40	52.0	8.01	41.68	12.74
ALH3691	Maqui_norte	Exploration	239.40	241.90	2.50	1.79	1.79	6.22	3.2	0.14	6.33	6.22
ALH3705	Aurora	Infill	196.30	199.05	2.75	2.18	2.18	12.01	56.6	0.18	12.67	12.01
ALH3709	Patagua W	Infill	151.30	154.75	3.45	2.41	2.40	7.35	11.9	1.98	8.65	7.35
ALH3790	Aurora	Infill	205.00	208.00	3.00	2.87	2.87	12.07	54.6	0.13	12.69	12.07
ALH3793	Maqui_norte	Exploration	206.00	209.40	3.40	2.85	2.85	8.51	7.8	2.95	10.34	8.51
ALH3799	Manda norte	Exploration	81.45	83.60	2.15	1.42	1.42	11.88	20.7	12.02	19.24	11.88
ALH3804	Aurora	Infill	199.40	201.85	2.45	2.35	2.35	7.71	32.7	1.78	9.09	7.71
ALH3809	Aurora	Infill	198.75	200.60	1.85	1.73	1.73	7.74	51.4	0.19	8.36	7.74
ALH3816	Aurora	Infill	212.40	214.55	2.15	1.92	1.92	5.66	13.1	0.45	6.06	5.66
ALH3817	Manda norte	Exploration	91.20	93.55	2.35	1.50	1.50	7.57	10.7	5.04	10.68	7.57
ALH3846	Aurora	Infill	208.60	210.60	2.00	1.70	1.70	19.79	53.9	0.15	20.41	19.79

Consistent with the 10-year outlook, the Minera Florida plant de-bottlenecking study is advancing on schedule, with the objective to increase throughput from 74,500 to 100,000 tonnes per month in 2025, thereby increasing annual gold production to approximately 120,000 ounces. The Company submitted the ESIA for the expansion during the fourth quarter of 2021, with the timeline expected to be approximately 18 months for approval, with another 12 months to receive sectoral permits.

Cerro Moro

Cerro Moro exploration during 2022 has largely been concentrated in the core mine and Naty sectors with infill drilling targeting extensions of known mineralization both to depth and along strike to replace mining depletion. Infill drilling to date totaling 13,658 metres returned positive results at Escondida West, Veronica, Gabriela, Naty and Zoe. Highlights include the following estimated true width intervals: 63.24 g/t of gold and 206.3 g/t of silver over 1.82 metres (MD3842); 28.32 g/t of gold and 1,164.4 g/t of silver over 4.85 metres (MD3783); 53.17 g/t of gold and 719.1 g/t of silver over 0.87 metres (MD3983); 20.91 g/t of gold and 173.3 g/t of silver over 8.25 metres (MD3612); and 15.55 g/t of gold and 2,155.4 g/t of silver over 2.34 metres (MD4089). The infill program will continue at Gabriela, Martina, Naty, Michelle, Nini, Domos Union and Esperanza in the fourth quarter.

Exploration drilling completed to date included 17,800 metres of diamond drilling largely continuing to focus on the core mine Escondida-Zoe structural corridor, continuing to test extensions of known ore shoots to depth and laterally and to test new sectors, targeting areas with potential to generate new underground mineral resources. Drilling utilizing two diamond drill rigs was completed and results received during the quarter include positive intercepts from Escondida West, Escondida Far East, Veronica, Zoe and Gabriela, extending ore shoots laterally and to depth at both targets. At Escondida Far East, drilling targeted the down plunge extensions of steeply plunging high grade ore shoots in the southeastern sector of this zone. Highlights include the following estimated true width intervals: 532.18 g/t of gold and 113.2 g/t of silver over 0.57 metres (275.28 g/t gold diluted over 1.10 metre mining width) (MD3598); 45.03 g/t of gold and 3,246.9 g/t of silver over 2.53 metres (MD3532); 44.24 g/t of gold and 187.6 g/t of silver over 1.56 metres (MD3529); 10.59 g/t of gold and 429.2 g/t of silver over 4.74 metres (MD3981); and 176.95 g/t of gold and 399.4 g/t of silver over 1.15 metres (MD3562).

For further drilling result highlights see Table 8 below, and for complete drill assay results please refer to the linked PDF file of detailed drill hole results for Cerro Moro.

Table 8: Cerro Moro New Infill & Exploration Drill Intercepts, Select for Intervals Greater than 25 Gram Metres Metal Factor (Gold Equivalent (g/t) Multiplied by Estimated True Width in Metres). Gold Equivalent Equals Au(g/t)+Ag(g/t)/84.

Drill Hole	Zone	Hole Type	From (m)	To (m)	Core Length (m)	Estimated True Width (m)	Gold (g/t)	Silver (g/t)	Gold Equivalent (g/t)	Gold (g/t) Over Diluted Estimated True Width of 1.1 m
MD3532	Escondida	Exploration	137.70	141.00	3.30	2.53	45.03	3246.9	83.68	45.03
MD3562	Escondida	Exploration	196.30	197.90	1.60	1.15	176.95	399.4	181.70	176.95
MD3574	Escondida	Exploration	177.00	177.60	0.60	0.44	79.26	1191.5	93.44	31.85
MD3598	Escondida	Exploration	254.45	255.28	0.83	0.57	532.18	113.2	533.53	275.28
MD3783	Escondida	Infill	176.50	182.80	6.30	4.85	28.32	1164.4	42.18	28.32
MD3803	Escondida	Infill	188.60	190.00	1.40	1.10	23.97	158.8	25.86	23.97
MD3819	Escondida	Infill	155.40	157.30	1.90	1.53	17.44	254.5	20.47	17.44
MD3842	Escondida	Infill	129.00	131.80	2.80	1.82	63.24	206.3	65.70	63.24
MD4002	Gabriela	Infill	192.70	198.00	5.30	3.65	4.84	787.9	14.22	4.84
MD4089	Gabriela	Infill	31.20	34.45	3.25	2.34	15.55	2155.4	41.21	15.55
MD3535	Martina	Infill	243.25	249.50	6.25	4.96	9.36	84.6	10.37	9.36
MD3607	Naty	Infill	68.90	70.07	1.17	1.17	62.84	622.5	70.25	62.84
MD3610	Naty	Infill	46.00	49.30	3.30	3.29	10.03	1743.1	30.78	10.03
			52.00	57.00	5.00	4.98	5.71	629.2	13.20	5.71
MD3612	Naty	Infill	63.30	79.82	16.52	16.52	6.19	407.8	11.05	6.19
			92.75	101.00	8.25	8.25	20.91	173.3	22.97	20.91
MD3873	Veronica	Exploration	161.30	162.05	0.75	0.58	57.09	1227.6	71.70	29.84
MD3981	Veronica	Exploration	241.90	248.00	6.10	4.74	10.59	429.2	15.70	10.59
MD3983	Veronica	Infill	177.00	178.00	1.00	0.87	53.17	719.1	61.73	42.10
MD3529	Zoe	Exploration	369.90	371.80	1.90	1.56	44.24	187.6	46.48	44.24
MD3805	Zoe	Infill	290.00	294.00	4.00	2.83	9.58	410.1	14.46	9.58

The mine has a significant inventory of veins that are comparatively lower-grade in relation to the very high Cerro Moro mineral reserve and mineral resource grade, that are not fully reflected in the current mineral reserve and mineral resource statements. These veins could potentially support new mineral resources for the plant expansion scenario with lower cut-off grades than the high grades currently being mined. Drilling of these lower grade veins was not typically followed up with infill drilling in the past as the mineralization is below the current cut-off grade. Cerro Moro was developed as a high grade, low tonnage operation but, from the beginning, the Company has considered alternative processing options to allow for economic extraction of lower grade mineralization, including:

a)   a scalable plant, where the front-end of the plant anticipates higher 2,000 tpd tonnage, with the expectation of modest capital requirement to achieve this objective,
b)   heap leaching near surface, lower-grade material to supplement other production.

The objective at Cerro Moro is to create a sustainable ten years of production of at least 160,000 GEO(1) per year, and up to 200,000 GEO(1) per year. Upside from the aforementioned processing options would be beyond the current ten-year outlook that assumes Cerro Moro as a 150,000 to 165,000 GEO(1) per year operation, which is expected to be sustainable from mineral reserves mine life, ongoing exploration successes and mineral reserve replacement.

Qualified Persons

Scientific and technical information contained in this news release has been reviewed and approved by Sébastien Bernier (P. Geo and Senior Director, Reserves and Resources). Sébastien Bernier is an employee of Yamana Gold Inc. and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Quality Assurance, Quality Control and Data Verification

Yamana incorporates a Quality Assurance and Quality Control (“QA/QC”) program for all of its mines and exploration projects which conforms to industry best practices.

Samples are transported in security sealed bags for preparation at Geoassay, SGS and ALS Geochemistry. ALS and SGS are both ISO 9001:2008 and 17025 certified laboratories. Gold is analyzed by gold fire assay with 30 grams aliquot and AAS finish (lab code: Au-AA25). Au-AA25 is certified from 0.01 to 100 g/t gold. Samples over 100 g/t gold are re-analyzed by gravimetric finish methods. Silver is determined using a four acid digestion and ICP-MS finish (ultra trace). The ME-MS61 method we use for silver is certified 0.01 to 100 ppm. Five percent of all pulps are further checked by a secondary certified laboratory (SGS) using the same ore grade fire assay analytical method.

All exploration diamond drill cores are split in half by core sawing and sampled at appropriate intervals for assay. The remaining core, and pulps are stored on-site in a secure location. We disposed of the rejects at the lab after the QA/QC was complete.

Certified reference standards, blanks and duplicates (preparation and analytical) are routinely inserted into the sample stream as a control for assay accuracy, bias, precision and contamination. The results of these checks are tracked and failures are re-analyzed. This information also includes pulp checks carried out in the secondary lab.

Further information on data verification can be found in the Company’s technical reports entitled “NI 43-101 Technical Report, El Peñón Gold-Silver Mine, Antofagasta Region, Chile” and dated effective December 31, 2020, “NI 43-101 Technical Report, Jacobina Gold Mine, Bahia State, Brazil” and dated effective December 31, 2019, “NI 43-101 Technical Report, Canadian Malartic Mine, Quebec, Canada” and dated effective December 31, 2020, “NI 43-101 Technical Report on the Wasamac Feasibility Study Update" and dated effective July 16, 2021, “NI 43-101 Technical Report, Cerro Moro Gold-Silver Mine, Santa Cruz Province, Argentina” and dated effective December 31, 2021, and “NI 43-101 Technical Report, Minera Florida Gold-Silver Mine, Metropolitan Region, Chile” and dated effective December 31, 2021 available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website.

About Yamana

Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com

FTI Consulting (UK Public Relations)
Sara Powell / Ben Brewerton
+44 7974 201 715223 / +44 203 727 1000

END NOTES

(1)	GEO is calculated as the sum of gold ounces and the gold equivalent of silver ounces using a ratio of 85.96 for the month ended October 31, 2022, 89.84 for the three months ended September 30, 2022, and 73.55 for the three months ended September 30, 2021. GEO calculations for actuals are based on an average market gold-to-silver price ratio for the relevant period. Guidance and forward-looking GEO assumes gold ounces plus the equivalent of silver ounces using a ratio of 72.00.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information includes, but is not limited to information with respect to the Company’s strategy, plans, expectations and beliefs in connection with its continuing exploration work across its asset portfolio and its efforts to meaningfully extend its sustainable production platform, including, without limitation, the Company’s success at El Peñón, Minera Florida and Cerro Moro being expected to significantly replace or reduce depletion due to mining, extend mine life, increase sustainable production and enhance asset value; the Company’s expansion plans for its various projects discussed herein, and its expected mineral resource conversions and its mineral resource and mineral reserve growth. Forward-looking statements are characterized by words such as “plan", “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company's projects being met, the impact of proposed optimizations at the Company's projects, changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, silver, copper and zinc), currency exchange rates (such as the Canadian Dollar, the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), the impact of inflation, possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to asset dispositions, risks related to metal purchase agreements, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks associated with infectious diseases, including COVID-19, unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting timelines, government regulation and the risk of government expropriation or nationalization of mining operations, risks related to relying on local advisors and consultants in foreign jurisdictions, environmental risks, unanticipated reclamation expenses, risks relating to joint venture operations, title disputes or claims, limitations on insurance coverage, timing and possible outcome of pending and outstanding litigation and labour disputes, risks related to enforcing legal rights in foreign jurisdictions, as well as those risk factors discussed or referred to in the Company's Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s beliefs regarding its project pipeline growth and longevity and what the Company believes to be its true value proposition and may not be appropriate for other purposes.

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